Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

        "On Monday June 23, IDEC and Biogen announced a proposed merger of equals. In the week that followed, we and Biogen management had the occasion to visit with many of you and discuss the merger and its strategic rationale. And we have had many phone conversations with you as well.

        Nonetheless, I'd like to reinforce with you today the messages that we have taken to The Street in the past several weeks. And since this is the IDEC Quarterly Call I will focus today mainly on the IDEC perspective.

        Discovery and development of truly novel biologic agents is an increasingly difficult and challenging endeavor. We believe any successful strategy to compete effectively in this sector must include three initiatives: (i) in-house discovery and development; (ii) a program to seek out, cultivate and nurture partnerships where the company can add strategic value to the development of molecules brought in from sources outside the company, and (iii) leadership in enabling technologies in molecular biology, cell-line development, process development, scale-up and commercial-scale manufacturing.

        All three of these initiatives, obviously, require huge investments.

        At IDEC we are able to reinvest something just North of $100 million into R&D—and that will grow as the top line grows.

        Overnight, with the closing of the BIOGEN IDEC merger, we will be able to invest immediately about $550 million per year in R&D. This provides a dramatic acceleration for us in investment to build for 2010 and 2015 and beyond. And let there be no mistake about it: We are here to grow this company and not only in the short term.

        Think about it: By roughly doubling our shares outstanding we can at least quadruple our R&D investment. Seems like a good proposition to us.

        But the story doesn't end here. The question of R&D productivity is not only related to how much you spend but also to how you spend it.

        IDEC is too small to be near the "sweet spot" for R&D investment. As a stand-along company, in the next 3 to 4 years we would have to make major investments in IT systems, quality systems, validations systems, and in G&A that have already been made by Biogen. These investments are readily and cost-effectively transferable to IDEC.

        By avoiding duplicative operating costs and investments in infrastructure we can direct these cash flows into the value-creating activities of discovery research and clinical trials. I am hopeful that as stockholders this is where you would like to see us make our investments.

        In short, not only will we be able at BIOGEN IDEC to invest substantially more in R&D, but we believe we will also be able to invest it more effectively.

        The platform that BIOGEN IDEC will offer in molecular biology, cell line development, process development, scale-up and commercial-scale manufacturing will make the combined company a partner-of-choice for smaller companies unable to develop biologics on their own past Phase II clinical trials. We are planning by 2010 to have half of the products in the development pipeline from in-licensed sources.

        Certainly, in the biologics business any successful strategy must provide the enabling technology, know-how and infrastructure for commercial scale manufacturing. We and Biogen continue to make substantial investments in this area. Through the combination, IDEC can benefit from manufacturing, quality and IT systems that are already in place in Biogen's operations in Cambridge and in RTP, North Carolina. Again, we avoid costs we would have to expend as a stand-alone.

        Four merger benefits are worth of note in the manufacturing area:

        1.     Following the merger IDEC will be able to wind down operations at its decade-old Torreyana plant. This plant has served us well but will become redundant. The $25 million that is required to operate this plant can be redirected to discovery research and clinical trials.

        2.     We can move Biogen's Antegren into our new commercial scale NIMO plant in Oceanside, CA. and more fully utilize this capacity rather than charging unutilized capacity to the R&D line.

        3.     Our Zevalin can be seamlessly moved from Torreyana into unutilized capacity in RTP.

        4.     Biogen can defer its investment in a new commercial scale plant in Denmark, saving $175 million in capital and operating costs. Essentially, our NIMO in Oceanside takes the place of Biogen's Denmark plant.

        All in all, the combined company will be able to avoid and/or delay nearly $500 million of investments between now and the end of 2007. At the same time we are committed to growing the pipeline organically and through in-licensing initiatives through more effective use of R&D dollars into value creation rather than into duplicative infrastructure. And all the while we will target 20% year-over-year cash EPS growth as a combined entity.

        With that strategic overview of the merger, let me turn the call over to Bill Rohn to recap the quarter for Rituxan and Zevalin."

Additional Information and Where to Find It

        IDEC Pharmaceuticals Corporation has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com. IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.

Safe Harbor Statement

This document contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.